SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                                  infoUSA Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0025 Par Value Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    456818301
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcet Place
                          Greenwich, Connecticut 06830
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 23, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No.  456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,482,200

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     3,263,940

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,263,940

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Value Equity Partners, LP - 06 1425087

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     154,500

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     154,500

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 456818301
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is infoUSA Inc. (the "Issuer"). The address of the Issuer's offices is 5711 South 86th Circle, Omaha, Nebraska 68127. This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal") and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is One Fawcet Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas
J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including Cardinal Value Equity Partners, L.P., of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 3,263,940 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Cardinal Clients is $34,256,061.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held by Cardinal Clients for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have certain concerns regarding the conduct of the Board of Directors, and, as previously disclosed on the Reporting Persons' initial filing on Schedule 13D, on September 2, 2005, Cardinal Value Equity Partners, LP sent a letter to the Issuer expressing these concerns. On February 22, 2006, Cardinal Value Equity Partners, LP filed under seal a derivative and class action complaint, Cardinal Value Equity Partners, LP v. Gupta et al. Civil Action No. 1959-N in the Court of Chancery of the State of Delaware. The complaint is sealed in accordance with the terms of a confidentiality agreement between Cardinal Value Equity Partners, LP and the Issuer, dated September 23, 2005 entered into in connection with the Cardinal Value Equity Partners, LP's demand for inspection of corporate records under Section 220 of Delaware Corporation Law. This Amendment No. 3 to Schedule 13D is being filed to include a letter sent on behalf of the Issuer to Cardinal Value Equity Partners, LP's counsel on February 22, 2006 and Cardinal Value Equity Partners, LP's response, dated February 23, 2006. The letters are attached as Exhibit B and Exhibit C, respectively.

In an effort to protect the investment of Cardinal Clients and the investments made on behalf of the investors in Cardinal Value Equity Partners, LP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 3,263,940 Shares and 154,500 Shares, respectively, constituting 6.1% and 0.29% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of 1,482,200 Shares and dispose or direct the disposition of 3,263,940 Shares to which this filing relates. Cardinal Value Equity Partners, LP has the sole power to vote or direct the vote of and dispose or direct the disposition of 154,500 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

There have been no transactions in the Shares effected by the Reporting Persons since the date of the Reporting Persons' last filing.

The 3,263,940 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

A letter that was sent on behalf of the Issuer to Cardinal Value Equity Partners, LP's counsel on February 22, 2006 is attached as Exhibit B.

A letter that was sent on behalf of Cardinal Value Equity Partners, LP to the Issuer's counsel on February 23, 2006 is attached as Exhibit C..

-------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 27, 2006
                                     ----------------------------------------
                                                (Date)


                                      CARDINAL VALUE EQUITY PARTNERS, LP

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 3 to Schedule 13D dated February 27, 2006, relating to the Common Stock of infoUSA Inc. shall be filed on behalf of the undersigned.



                                      CARDINAL VALUE EQUITY PARTNERS, LP*

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                    Exhibit B


                                                          February 22, 2006



R. Bruce McNew, Esq.
Taylor & McNew LLP
Suite 210
3711 Kennett Pike
Greenville, DE 19807

                   Re: Cardinal Value Equity Partners, LP
                       Our File No.: 019637-0088
                       -----------------------------------

Dear Bruce:

          On behalf of our client infoUSA Inc. (the "Company"), we have reviewed Amendment No. I to Schedule 13D, filed jointly by Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP (collectively, "Cardinal") on February 9, 2006, relating to the common stock of the Company. The Amendment shows that from September 16, 2005, the date of Cardinal's original Schedule 13D, to February 2, 2006, Cardinal's ownership of the Company's common stock increased by a total of 543,320 shares with an incremental cost of at least $5.7 million. This includes more than 60 transactions during the period from December 6, 2005 to February 2, 2006, which are listed in Amendment No. 1, involving a total of 296,670 shares of the Company's common stock with an aggregate price of approximately $3.2 million.

          The Company believes these transactions may violate federal securities laws as well as the terms of the Confidentiality Agreement between Cardinal and the Company, dated September 23, 2005, entered into in connection with Cardinal's demand for inspection of corporate records under Section 220 of the Delaware General Corporation Law.

          As you know, Section 5 of the Confidentiality Agreement provides as follows:

               "5. Trading Restrictions. Cardinal agrees that neither it nor its Representatives shall use any Confidential Information as a basis for trading in securities of the Company or for any other purpose, except for the purposes set forth in paragraph 4 of this Agreement."

          Pursuant to Cardinal's Section 220 demand, and subject to the terms of the Confidentiality Agreement, the Company provided certain confidential information to Cardinal on October 3, 2005. This information included, but was not limited to, confidential 5-year financial projections. These projections show projected income statements on a monthly basis through the end of 2005, and on a quarterly and annual basis for the period ending with calendar year 2009, as well as projected cash flow statements and balance sheets through December 31, 2009.

          On January 18, 2006, Cardinal executed a Joinder Agreement to the Confidentiality and Non-Disclosure Agreement between Dolphin Limited Partnership I, L.P. ("Dolphin") and the Company, pursuant to which Cardinal has had or will have access to confidential information provided by the Company to Dolphin. Pursuant to the Joinder Agreement, Cardinal is bound by the terms of the Confidentiality Agreement with Dolphin, including prohibitions on the use of confidential information to trade in the Company's stock. This is in addition to, and not in replacement of, the restrictions agreed to by Cardinal in the Confidentiality Agreement between Cardinal and the Company.

          The Company believes the information provided to Cardinal or to which Cardinal has had or may have access includes material non-public information. The Company is both surprised and concerned that Cardinal has engaged in and may continue to engage in open market transactions in the Company's common stock while in possession of material non-public information, a violation of federal securities laws and the Confidentiality Agreement. The Company expects that Cardinal will not engage in any further transactions while in the possession of material non-public information and reminds it of its obligations under both the Confidentiality Agreement and under federal securities laws. The Company has notified the Securities and Exchange Commission of the circumstances relating to Cardinal's recent transactions in the Company's stock.


                                          Sincerely,

                                          ROBINS, KAPLAN, MILLER & CRESI L.L.P.

                                           /s/ Eric O. Madson
                                          -------------------------------------
                                          Eric O. Madson
EOM/klg

cc:  Vinod Gupta
     United States Securities and Exchange Commission

                                   Exhibit C


                                                           February 23, 2006

By Facsimile:  (612) 339-4181
and First Class Mail

Eric O. Madson, Esquire
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN  55402-2015



         Re: Cardinal Value Equity Partners, LP v. Gupta et al Civil Action No. 1959-N
                  -------------------------------------------------

Dear Eric:

          I am writing in response to your letter of February 22.

          The letter contains baseless and unfounded allegations which apparently have been interposed to gain advantage in Cardinal Value Equity Partners, LP's ("Cardinal") pending litigation against certain directors of the Company. Although your client has obviously been aware of the trading since Cardinal's schedule 13D filing on February 2, 2006, neither you nor your client has ever raised any of the concerns set forth in your letter. Those concerns have come forward only after your client was informed that Cardinal intended to commence a derivative action. The timing of your letter obviously is not coincidental.

          Substantively, any allegations in your letter of wrongdoings by Cardinal are entirely meritless. We believe you know they are meritless, as your allegations are that the Company believes that Cardinal "may have" had access to material non-public information or that Cardinal's trading "may" have been contrary to the terms of the confidentiality agreement or federal securities laws.

          With one exception, your letter is devoid of any specificity with respect to what information you believe Cardinal possessed which could possibly have imposed on it an obligation not to trade in the Company's stock. The Confidentially Agreements clearly do not prohibit trading for any specific period of time. They only state that the information may not be used as a "basis for trading". In fact, the information Cardinal received was not used as a basis for any of its trades.

          The one specific which you provide, confidential five year financial projections, were not used as a basis for trading by Cardinal. The projections that Cardinal received were superceded by the Company's release of its third quarter financial statements at which time it publicly provided updated guidance as to its future financial performance. Cardinal could not have possibly concluded and did not believe on the advice of counsel that the projections contained material and non-public information at the time that it traded.

          To the extent there was a variation between the projections and the Company's announced results and guidance, (1) Cardinal justifiably understood the projections it received were stale. The contrary position in your letter would require the conclusion that the Company issued financial reports and earnings guidance, which it knew at the time were materially at variance with its own internal projections. In short, it would mandate the conclusion that the Company engaged in a knowing violation of the federal securities laws. Further, officers and directors of the Company were trading in the Company's securities at the same time period as Cardinal. Has the Company made any complaint to the Securities Exchange Commission ("SEC") about those trades?

          Alternatively, if the Company is taking the position that the mere possession of projections precludes trading in the Company's securities, then the Company is obligated to explain how its own executives have traded the Company's securities at any time, including V. Gupta in the spring of 2005. Is it the Company's intent also to file a complaint with the SEC against V. Gupta for trading on insider information?

          Cardinal considers that it is likely that the Company and V. Gupta have caused your letter to be written and filed with the SEC for retaliatory reasons, to wrongfully damage Cardinal's reputation and to cause injury to Cardinal. If the Company has any basis to claim that Cardinal "has" violated either the terms of the confidentiality agreements in its 220 action or Dolphin's 220 action, the federal securities laws or any other law, you should bring it to my attention immediately along with a specific identification of what material information the Company contends was in Cardinal's possession, an analysis of its materiality and its variance from the Company's publicly announced results of operations and publicly issued earnings guidance immediately prior to Cardinal's trades. Should the Company not be able to provide this information promptly, an immediate withdrawal of the Company's allegations and an apology, with notice to the SEC, is required. Should this not be resolved promptly to Cardinal's satisfaction, Cardinal intends to pursue all its rights against all who are legally responsible for what it believes are actions not made in good faith, interposed for improper purposes and designed to injure and damage Cardinal's business and reputation.

          Please advise me how your letter to the SEC was addressed so that I can assure that a copy of this letter is also delivered to the same persons. Further, if your response will be delayed beyond the close of business February 24, 2006, please advise me as to the reasons.

          I look forward to your reply.


                                                     Sincerely,

                                                     /s/ R. Bruce McNew
                                                     --------------------------
                                                     R. Bruce McNew
RBM/ts


(1) Cardinal does not intend to engage in a discussion about whether there was any variation between these stale projections and the actual results and actual earnings guidance.